Filed Pursuant to Rule 424(b)(3)

Registration No. 333-112169

APPLE REIT SIX, INC.

STICKER SUPPLEMENT TO

SUPPLEMENT NO. 2 DATED JUNE 15, 2004

Supplement No. 2 to be used with

PROSPECTUS DATED APRIL 23, 2004

Summary of Supplement to Prospectus (See Supplement for Additional Information)

Supplement No. 2 (cumulative, replacing the prior sticker supplement) dated June 15, 2004 reports on our purchase of two hotels, which are located in Texas and South Carolina and which contain a total of 280 rooms, for an aggregate gross purchase price of $22,540,000.

As of April 29, 2004, we completed our minimum offering of 4,761,905 units at $10.50 per unit and raised gross proceeds of $50,000,000 and proceeds net of selling commissions and marketing expenses of $45,000,000. Each unit consists of one Common Share and one Series A Preferred Share. We are continuing the offering at $11 per unit in accordance with the prospectus. As of May 25, 2004, we had closed on the sale of 4,684,150 additional units at $11 per unit and from such sale we raised gross proceeds of $51,525,647 and proceeds net of selling commissions and marketing expenses of $46,373,082. Sales of all units at $10.50 per unit and $11.00 per unit, when combined, represent gross proceeds of $101,525,647 and proceeds net of selling commissions and marketing expenses of $91,373,082.

In connection with our recent hotel acquisitions, we paid 2% of the aggregate gross purchase price, which equals $450,800, as a commission to Apple Six Realty Group, Inc. This entity is owned by Glade M. Knight, who is one of our directors and our Chief Executive Officer.